BofA Securities, Inc.

One Bryant Park

New York, NY 10036

UBS Securities LLC
1285 Avenue of The Americas
New York, New York 10019

Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282-2198

Itau BBA USA Securities, Inc.
540 Madison Avenue, 24th floor
New York, New York 10022-3263

February 4, 2020

VIA EDGAR

Office of Financial Services

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:       Katherine Bagley, Attorney-Adviser

Re:                             Afya Limited

Registration Statement on Form F-1, as amended

File No. 333-236246

Dear Ms. Bagley:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join in the request of Afya Limited that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on February 6, 2020 or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, we advise you that the number of preliminary prospectuses dated February 4, 2020 that will be furnished to 8 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others on the date hereof will be approximately 2,500.

We advise that we have complied and will comply, and have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BOFA SECURITIES, INC.
UBS SECURITIES LLC
GOLDMAN SACHS & CO. LLC
ITAU BBA USA SECURITIES, INC.

As Representatives of the several Underwriters

By: BOFA SECURITIES, INC.

By:	/s/ Michele A. H. Allong
Name:	Michele A. H. Allong
Title:	Authorized Signatory

By: UBS SECURITIES LLC

By:	/s/ Billy McArthur
Name:	Billy McArthur
Title:	Managing Director

By:	/s/ Daniel Parisi
Name:	Daniel Parisi
Title:	Director

By: GOLDMAN SACHS & CO. LLC

By:	/s/ Facundo Vazquez
Name:	Facundo Vazquez
Title:	Managing Director

By: ITAU BBA USA SECURITIES, INC.

By:	/s/ Roderick Greenlees
Name:	Roderick Greenlees
Title:	Managing Director

By:	/s/ Ubiratan Machado
Name:	Ubiratan Machado
Title:	Managing Director